15 Koch Road Corte Madera, California 94925 T. 415.924.1005 F. 415.927.9133 RestorationHardware.com

August 26, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.
Form 10-K for the fiscal year ended January 30, 2016
Filed March 30, 2016
Form 8-K filed June 8, 2016
File No. 001-35720

Dear Ms. Thompson:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated August 15, 2016 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended January 30, 2016

Item 1. Business

Overview, page 1

1.	We note your plans to migrate to larger retail spaces for your Design Galleries. In future reports, please provide more disclosure regarding your plans for the opening of additional Design Galleries. For example, please discuss how management will decide upon the timing, number and location of any additional galleries.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

Response:

The Company respectfully submits that the Company’s current disclosures to investors provide substantial visibility into the Company’s plans and timing for the opening of future next generation Design Galleries:

•	On page 36 of the Company’s Form 10-K for the fiscal year ended January 30, 2016, the Company discloses that “we believe we have the opportunity to operate next generation Design Galleries in 60 to 70 locations in the United States and Canada.”

•	The Company also provides specific targets for new next generation Design Gallery openings to be opened ahead of each fiscal year and then updates such targets based on changes in the timing for these openings, when appropriate due to new facts or circumstances. This information is typically provided to investors during Regulation FD compliant quarterly communications with investors such as during earnings calls.

¡	As an example, in communications with investors with respect to the Company’s earnings call and related communications for the third fiscal quarter of 2015, the Company had indicated its intention to open six next generation Design Galleries in fiscal 2016.

¡	Subsequently, in connection with the Company’s earnings call and related communications to investors on March 29, 2016, the Company updated its expectations for fiscal 2016 and noted that it planned to open four next generation Design Galleries during fiscal 2016 (in Leawood, Austin, Las Vegas and Seattle) and that two of the next generation Design Galleries previously expected to be opened in fiscal 2016, at the West Palm Beach and Toronto locations, now were expected to be opened in fiscal 2017. The Company further disclosed in such earnings call video that it had seven leases signed in the pipeline for 2017 and beyond.

The Company acknowledges the Staff’s comment, however, and confirms to the Staff that it will provide disclosures either in its earnings release or its Form 10-Q and Form 10-K filings regarding current fiscal year next generation Design Gallery openings that it expects to be completed.

The Company also advises the Staff that a variety of factors impact the exact timing, number and location of specific openings of the Company’s new next generation Design Gallery locations including securing appropriate site locations, negotiating real estate development agreements and completing land use and other permits for construction as well as timely completion of construction. Although the Company has provided disclosure in a number of its previous SEC filings regarding these factors, it undertakes that it will provide additional disclosure along the following lines in future filings:

“New next generation Design Gallery sites are identified based on a variety of factors, including timing of legacy Gallery lease expiration, availability of suitable new site locations, the negotiation of favorable economic terms to the Company for

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

the new location as well as satisfactory and timely completion of real estate development including procurement of permits and completion of construction. The number of next generation Design Galleries we open in any fiscal year will be highly dependent upon these variables and individual new Design Galleries may be subject to delay or postponement depending on the circumstances of specific projects.”

Sourcing, page 6

2.	In future reports, to the extent material, please discuss in more detail your relationship with the vendor who accounted for 12% of your purchase dollar volume in 2015. For example, please discuss the material terms of any contractual relationship that exists. Please refer to Item 101(c)(3) of Regulation S-K.

Response:

The Company respectfully advises the Staff that, as disclosed in the Company’s Form 10-K for the fiscal year ended January 30, 2016, including in the Business section at page 6 and the risk factors at page 14, the Company generally transacts business with its merchandise vendors on an order-by-order basis without long-term or other contractual arrangements such as an outputs or requirements agreement. The Company generally requires these vendors to adhere to standardized supplier terms and conditions governing the Company’s purchase orders. Consistent with such disclosure regarding the Company’s general treatment of merchandise vendors, the vendor accounting for 12% of the Company’s purchase dollar volume in 2015 does not have a long-term supply contract with the Company.

As further disclosed on page 14 of the Form 10-K for the fiscal year ended January 30, 2016, the Company from time to time will advance credit to its vendors, including with respect to payment terms, to assist a vendor in funding additional merchandise production to meet the Company’s orders or other arrangements. In particular, the vendor accounting for 12% of the Company’s purchase dollar volume in 2015 has in the past received short-term credit from the Company and currently has issued a short-term note to the Company in the amount of $3 million in principal, the proceeds of which were used to finance a new production facility for products to be supplied to the Company. The amount of credit provided to this vendor is not material either in relation to the Company or the amount of business that this vendor transacts with the Company on an annual basis and the note is expected to be fully repaid by January, 2017.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

The Company’s Form 10-K for the fiscal year ended January 30, 2016 also includes a range of risk factors related to its arrangements with vendors, including risks related to the Company’s reliance on its vendors to meet its merchandise requirements, the risks of doing business with vendors on an order-by-order basis without any long-term or other contractual assurances of continued supply, pricing or access to new products, risks related to arrangements with vendors that are generally not exclusive and other risks pertaining to the financial and operational capacity of its vendors (including the Company’s practice of providing financing or payment terms to some vendors in order to fund the capital needs of the vendor) and their ability to meet the Company’s merchandise requirements.

In particular, the Company has provided substantial disclosure on page 14 of the risk factors that its relationship with merchandise vendors is generally governed by purchase orders and the Company’s customary supplier policies (which provide standard supplier terms and conditions for all of the Company’s vendors), rather than supplier contracts, and has disclosed the risks related to doing business with its merchandise vendors without supply commitments or exclusivity. Accordingly, the Company respectfully submits that it has disclosed the key risks and terms that would be material for an investor to understand its relationship with the merchandise supplier that accounted for 12% of the Company’s purchase dollar volume in 2015. Nonetheless, the Company confirms to the Staff that to the extent it enters into a material contract with a vendor, “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to … purchase the major part of the registrant’s requirements of goods, services or raw materials” within the meaning of Regulation S-K Item 601(b)(10)(ii)(B), then it will describe the material terms of such arrangement in future filings pursuant to the applicable requirements of Regulation S-K.

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Compared to Fiscal 2014, page 41

3.	In your analysis of results of operations on page 41, you often attribute changes in your revenues to a combination of several different factors. For example, you disclose that net revenues increased 12.9% due to an expansion of existing product assortment, the introduction of new products and the increase in leased selling square footage. When you list multiple factors that contributed to changes in sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

Response:

The Company respectfully notes that it can be difficult to quantify the separate impact of the various factors that may be contributing to changes in the Company’s revenues given that these factors may be interrelated and/or the exact cause and effect of specific revenue changes can be difficult to pinpoint. In the case of the 12.9% increase in revenues for fiscal 2015 as compared to fiscal 2014, as a specific illustration, the Company is not able to make an exact assessment of the

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

quantitative impact of positive factors such as the expansion of existing product assortment, the introduction of new products and the increase in leased selling square footage between the two periods. In particular, the impact of these factors overlaps to a certain degree such that changes in product assortment as well as increased selling square footage, for example, may synergistically contribute to increases in revenue on a period to period basis.

Furthermore, the Company believes that the qualitative discussion of factors contributing to the revenue increase on page 41 of the Company’s Form 10-K for the fiscal year ended January 30, 2016 provides investors with the most accurate and descriptive information available to the Company regarding the key factors contributing to the 12.9% increase in revenues.

The Company has numerous business initiatives in place at any time such that there can be many changes that drive revenue shifts on a period to period basis. As an example, changes that might have an impact on revenue on a period to period basis could include sales promotions and other pricing changes, changes in merchandise assortment, factors that impact the timing of shipment of customer orders including the level of back orders or special orders and changes in selling square footage and retail store configuration including the closing of existing legacy stores and the opening of new larger format Design Gallery stores. SEC Interpretive Release No. 33-8350 states that companies should provide information that promotes understanding, while avoiding “unnecessary information overload for readers by not disclosing a great body of information, just because it is available, where disclosure is not required and does not promote understanding.” In the Company’s analysis of its revenue trends, any presentation that might try to quantify an isolated metric could be incomplete and may be confusing. The Company believes its balanced qualitative disclosures provide investors with a clear understanding of the material factors that have contributed to increases in revenues (the primary overlapping factors being the combination of new products and enhanced product assortments as well as the Company’s transformation of its real estate platform).

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9 - Convertible Senior Notes, page 80

4.	Please address the following comments related to the issuances of your 0% Convertible Senior Notes:

•	You disclose on pages 81 and 82 that you amortize the debt discount “over the term” of the notes. Please tell us how you determined your amortization period complies with ASC 470-20-35-13, which indicates that debt discounts and debt issuance costs should be amortized over the expected life of a similar liability that does not have an associated equity component. In doing so, tell us the expected life used to initially determine the fair value of the liability component recorded for these issuances.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

•	We note that you do not reference the convertible notes in your net income per share footnote on page 88. Please tell us how you treat your convertible notes for net income per share purposes.

Response:

The Company acknowledges the Staff’s question with respect to the Company’s determination of the expected life of its convertible notes (the “Notes”). On the issuance date of the Notes, the Company considered the guidance in ASC 470-20-35-13 which states that the debt discount associated with a convertible debt instrument shall be amortized over the expected life of a similar liability that does not have an associated equity component (considering the effects of embedded features other than the conversion option). The Company also considered the guidance in ASC 470-20-35-15 which states that embedded features that are determined to be nonsubstantive should not affect the expected life of the liability component. ASC 470-20-30-30 provides further guidance on assessing whether an embedded feature should be considered substantive and states that “an embedded feature other than the conversion option shall be considered nonsubstantive if, at issuance, the entity concludes that it is probable that the embedded feature will not be exercised.”[Emphasis Added]

On issuance of the Notes the Company identified two embedded features that may impact the expected life of the liability component. The first feature (“Feature 1”) may accelerate the repayment of the Notes in an event of default as defined in the respective indenture agreements governing the Notes. The second feature (“Feature 2”) permits the holders of the Notes to require the Company to purchase all or a portion of the Notes for cash in the event of a “fundamental change,” as defined in the respective indenture agreements governing the Notes.

At the respective issuance dates of the Notes, the Company considered the relevant triggers for Feature 1 and Feature 2 and concluded that it was probable that an event of default or a fundamental change as defined in the indentures would not occur. As a result, and consistent with the guidance in ASC 470-20-30-30, the Company concluded that both Feature 1 and 2 are nonsubstantive and therefore should not impact the expected life of the liability component. Therefore, the Company determined that the expected life of the Notes is the contractual term of the Notes for purposes of applying the requirements in ASC 470-20-35-13.

The Company will revise its disclosure in future filings as follows:

0.00% Convertible Senior Notes due 2020

“The excess of the principal amount of the liability component over its carrying amount (“debt discount”) will be amortized to interest expense using an effective interest rate of 6.47% over the expected life of the 2020 Notes.”

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

0.00% Convertible Senior Notes due 2019

“The excess of the principal amount of the liability component over its carrying amount (“debt discount”) will be amortized to interest expense using an effective interest rate of 4.51% over the expected life of the 2019 Notes.”

The Company acknowledges the Staff’s question with respect to the treatment of the Notes for net income per share purposes. Upon conversion, the Notes will be settled, at the Company’s election, in cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock.

Therefore, the Company considered the guidance provided in ASC 260-10-55-32 through 55-36A, which provides the framework for net income per share calculations for contracts that may be settled in stock or cash. Under this guidance, share settlement should be presumed unless past practice or a substantive stated policy provides a reasonable basis to believe the contract will be paid partially or wholly in cash.

The Company currently intends to settle the principal portion of the Notes in cash upon conversion. At issuance and for each reporting period, the Company assesses its liquidity and forecasted cash flows to confirm that the Company has the ability to do a cash settlement. Accordingly, the Company concluded it has a substantive policy that provides a reasonable basis for treating the instruments as if the principal portion of the conversion proceeds will be settled in cash. The Company applied the method for calculating diluted net income per share described in ASC 260-10-55-84 through 55-84B, whereby there is no adjustment to the numerator for the principal portion of the instrument because that portion will be presumed to be settled in cash. The value of the conversion premium, if any, would be included in diluted net income per share, using a method similar to the treasury stock method. During the reporting period, the respective conversion prices of the Notes were higher than the Company’s stock price, and accordingly, there was no conversion premium associated with the Notes and therefore no dilutive effect.

Form 8-K filed June 8, 2016

5.	You disclose a full non-GAAP income statement on page 6 for your reconciliation of adjusted income statement items, which may be inconsistent with the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance in its entirety, particularly Question 102.10, and tell us how you will apply the guidance when preparing your next earnings release.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

Response:

In response to the Staff’s comment, the Company will modify its non-GAAP disclosures in its future earnings releases to be consistent with the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In particular, the Company will make the following modifications to its future earnings releases to reduce the prominence of non-GAAP financial measures as compared with its full GAAP income statement:

•	The “Reconciliation of Adjusted Income Statement Items” table will no longer be presented in the Company’s earnings releases;

•	The order of the tables presented in the earnings release will be revised, such that the GAAP “Condensed Consolidated Statements of Operations” (page 10) will be presented as the first table, followed by the revised “Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss)” table; and

•	The “Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss)” table (page 8) will be revised to include additional descriptive line items to present clearly to investors how such line items align with the income statement items.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

To assist the Staff in its review, the Company has provided below the income statement and related reconciliations from the first fiscal quarter of 2016 reflecting the modifications and revised table order the Company intends to present in its future earnings releases:

RESTORATION HARDWARE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended
	April 30, 2016	% of Net Revenues	May 2, 2015	% of Net Revenues
Net revenues	$455,456	100.0%	$422,445	100.0%
Cost of goods sold	327,981	72.0%	279,027	66.1%

Gross profit	127,475	28.0%	143,418	33.9%
Selling, general and administrative Expenses	138,950	30.5%	126,389	29.9%

Income (loss) from operations	(11,475)	-2.5%	17,029	4.0%
Interest expense—net	10,528	2.3%	5,649	1.3%

Income (loss) before income taxes	(22,003)	-4.8%	11,380	2.7%
Income tax expense (benefit)	(8,533)	-1.8%	4,224	1.0%

Net income (loss)	$(13,470)	-3.0%	$7,156	1.7%

Weighted-average shares used in computing basic net income (loss) per share	40,588,081		39,913,946
Basic net income (loss) per share	$(0.33)		$0.18

Weighted-average shares used incomputing diluted net income (loss) per share	40,588,081		41,959,718
Diluted net income (loss) per share	$(0.33)		$0.17

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

RESTORATION HARDWARE HOLDINGS, INC.

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED NET INCOME (LOSS)

(In thousands)

(Unaudited)

	Three Months Ended
	April 30, 2016	May 2, 2015
GAAP net income (loss)	$(13,470)	$7,156

Adjustments (pre-tax):
Cost of goods sold:
Legal claim [a]	$7,729	$1,379
Selling, general and administrative expenses:
Acquisition related costs [b]	2,069	—
Reorganization related costs [c]	1,415	—
Legal claim [a]	972	189
Interest expense—net:
Amortization of debt discount [d]	6,442	2,702

Subtotal adjusted items	18,627	4,270
Impact of income tax on adjusted items [e]	(7,223)	(1,584)

Adjusted net income (loss) [f]	$(2,066)	$9,842

[a]	Adjustments represent the estimated cumulative impact of coupons redeemed in connection with a legal claim alleging that the Company violated California’s Song-Beverly Credit Card Act of 1971 by requesting and recording ZIP codes from customers paying with credit cards.

[b]	Represents costs incurred in connection with our acquisition of Waterworks including professional fees.

[c]	Represents costs associated with a reorganization, which include severance and related taxes.

[d]	Under GAAP, certain convertible debt instruments that may be settled in cash on conversion are required to be separately accounted for as liability and equity components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. Accordingly, in accounting for GAAP purposes for the $350 million aggregate principal amount of convertible senior notes that were issued in June 2014 (the “2019 Notes”) and for the $300 million aggregate principal amount of convertible senior notes that were issued in June and July 2015 (the “2020 Notes”), we separated the 2019 Notes and 2020 Notes into liability (debt) and equity (conversion option) components and we are amortizing as debt discount an amount equal to the fair value of the equity components as interest expense on the 2019 Notes and 2020 Notes over their respective terms. The equity components represent the difference between the proceeds from the issuance of the 2019 Notes and 2020 Notes and the fair value of the liability components of the 2019 Notes and 2020 Notes, respectively. Amounts are presented net of interest capitalized for capital projects of $0.6 million and $0.5 million during the three months ended April 30, 2016 and May 2, 2015, respectively.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

[e]	The adjustments for the three months ended April 30, 2016 and May 2, 2015 represent the tax effect of the adjusted items based on our effective tax rates of 38.8% and 37.1%, respectively.

[f]	Adjusted net income (loss) is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted net income (loss) as net income (loss), adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance. Adjusted net income (loss) is included in this press release because management believes that adjusted net income (loss) provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our management uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

RESTORATION HARDWARE HOLDINGS, INC.

RECONCILIATION OF DILUTED NET INCOME (LOSS) PER SHARE TO

ADJUSTED DILUTED NET INCOME (LOSS) PER SHARE

(Unaudited)

	Three Months Ended
	April 30, 2016	May 2, 2015
Diluted net income (loss) per share	$(0.33)	$0.17
EPS impact of adjustments (pre-tax) [a]:
Legal claim	$0.21	$0.04
Amortization of debt discount	0.16	0.06
Acquisition related costs	0.05	—
Reorganization related costs	0.04	—

Subtotal adjusted items	0.46	0.10
Impact of income tax on adjusted items [a]	(0.18)	(0.04)

Adjusted diluted net income (loss) per share [b]	$(0.05)	$0.23

[a]	Refer to table titled “Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss)” and the related footnotes for additional information.

[b]	Adjusted diluted net income (loss) per share is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted diluted net income (loss) per share as net income (loss), adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance divided by the Company’s share count. Adjusted diluted net income (loss) per share is included in this press release because management believes that adjusted diluted net income (loss) per share provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our management uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

RESTORATION HARDWARE HOLDINGS, INC.

RECONCILIATION OF NET INCOME (LOSS) TO OPERATING

INCOME (LOSS) AND ADJUSTED OPERATING INCOME

(In thousands)

(Unaudited)

	Three Months Ended
	April 30, 2016	May 2, 2015
Net income (loss)	$(13,470)	$7,156
Interest expense—net	10,528	5,649
Income tax expense (benefit)	(8,533)	4,224

Operating income (loss)	(11,475)	17,029
Legal claim [a]	8,701	1,568
Acquisition related costs [a]	2,069	—
Reorganization related costs [a]	1,415	—

Adjusted operating income	$710	$18,597

Net revenues	$455,456	$422,445

Operating margin [b]	-2.5%	4.0%

Adjusted operating margin [b]	0.2%	4.4%

[a]	Refer to table titled “Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss)” and the related footnotes for additional information.

[b]	Operating margin is defined as operating income (loss) divided by net revenues. Adjusted operating margin is defined as adjusted operating income divided by net revenues.

* * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 26, 2016

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

Chief Financial and Administrative Officer